UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 19)*

Incyte Corporation

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

45337C102

(CUSIP number)

Alexandra A. Toohey

Chief Financial Officer

Baker Bros. Advisors LP

667 Madison Avenue, 21st Floor

New York, NY 10065

(212) 339-5690

(Name, address and telephone number of person authorized to receive notices and communications)

February 17, 2017

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Continued on the following pages)

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45337C102	Page 2 of 12 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 34,279,869 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 34,279,869 (1)
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 34,279,869 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.9% (1)(2)
14.	TYPE OF REPORTING PERSON (See Instructions) IA, PN

(1)	Includes 170,000 shares of common stock of Incyte Corporation (the “Issuer”) (“Common Stock”) underlying 170,000 options.
(2)	Based on 189,408,381 shares of the Common Stock outstanding as of February 7, 2017, as reported in the Issuer’s 10-K filed on February 14, 2017 along with 13,736,564 shares Common Stock issued as part of Exchange Agreements (as defined below) as reported in the Issuer’s 8-K filed on February 21, 2017 and 170,000 shares of Common Stock underlying 170,000 options.

CUSIP No. 45337C102	Page 3 of 12 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors (GP) LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 34,279,869 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 34,279,869 (1)
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 34,279,869 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.9% (1)(2)
14.	TYPE OF REPORTING PERSON (See Instructions) HC, OO

(1)	Includes 170,000 shares of Common Stock underlying 170,000 options.
(2)	Based on 189,408,381 shares of Common Stock outstanding as of February 7, 2017, as reported in the Issuer’s 10-K filed on February 14, 2017 along with 13,736,564 shares of Common Stock issued as part of Exchange Agreements (as defined below) as reported in the Issuer’s 8-K filed on February 21, 2017 and 170,000 shares of Common Stock underlying 170,000 options.

CUSIP No. 45337C102	Page 4 of 12 Pages

1.	NAMES OF REPORTING PERSONS Julian C. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 34,387,021 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 34,387,021 (1)
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 34,387,021 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.9% (1)(2)
14.	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)	Includes 170,000 shares of Common Stock underlying 170,000 options.
(2)	Based on 189,408,381 shares of Common Stock outstanding as of February 7, 2017, as reported in the Issuer’s 10-K filed on February 14, 2017 along with 13,736,564 shares of Common Stock issued as part of Exchange Agreements (as defined below) as reported in the Issuer’s 8-K filed on February 21, 2017 and 170,000 shares of Common Stock underlying 170,000 options.

CUSIP No. 45337C102	Page 5 of 12 Pages

1.	NAMES OF REPORTING PERSONS Felix J. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 34,389,438 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 34,389,438 (1)
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 34,389,438 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.9% (1)(2)
14.	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)	Includes 170,000 shares of Common Stock underlying 170,000 options.
(2)	Based on 189,408,381 shares of Common Stock outstanding as of February 7, 2017, as reported in the Issuer’s 10-K filed on February 14, 2017 along with 13,736,564 shares of Common Stock issued as part of Exchange Agreements (as defined below) as reported in the Issuer’s 8-K filed on February 21, 2017 and 170,000 shares of Common Stock underlying 170,000 options.

CUSIP No. 45337C102	Page 6 of 12 Pages

1.	NAMES OF REPORTING PERSONS FBB2, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 15,110
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 15,110
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 15,110
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01% (1)
14.	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Based on 189,408,381 shares of Common Stock outstanding as of February 7, 2017, as reported in the Issuer’s 10-K filed on February 14, 2017 along with 13,736,564 shares of Common Stock issued as part of Exchange Agreements (as defined below) as reported in the Issuer’s 8-K filed on February 21, 2017.

CUSIP No. 45337C102	Page 7 of 12 Pages

1.	NAMES OF REPORTING PERSONS FBB Associates
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 33,410
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 33,410
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 33,410
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.02% (1)
14.	TYPE OF REPORTING PERSON (See Instructions) PN, OO

(1)	Based on 189,408,381 shares of Common Stock outstanding as of February 7, 2017, as reported in the Issuer’s 10-K filed on February 14, 2017 along with 13,736,564 shares of Common Stock issued as part of Exchange Agreements (as defined below) as reported in the Issuer’s 8-K filed on February 21, 2017.

Amendment No. 19 to Schedule 13D

This Amendment No. 19 to Schedule 13D amends and supplements the statements on the previously filed Schedule 13D, as amended, filed by Baker Bros. Advisors LP (the “Adviser”), Baker Bros. Advisors (GP) LLC (the “Adviser GP”), Julian C. Baker, Felix J. Baker, FBB2, LLC (“FBB2”) and FBB Associates (“FBB”) (collectively the “Reporting Persons”). Except as supplemented herein, such statements, as hereto amended and supplemented, remain in full force and effect. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D, as amended.

The Adviser GP is the sole general partner of the Adviser. Pursuant to management agreements, as amended, among the Adviser, Baker Brothers Life Sciences, L.P. (“Life Sciences”), 14159, L.P. (“14159”), and 667, L.P. (“667”, and together with Life Sciences and 14159, the “Funds”), and their respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of the securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of Schedule 13D is supplemented and amended, as the case may be, as follows:

The disclosure regarding the exchange of the Notes (as defined below) pursuant to the Baker Exchange Agreement (as defined below) in Item 4 is incorporated by reference herein.

Item 4. Purpose of the Transaction.

Item 4 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

On February 17, 2017, Incyte Corporation (the “Issuer”) entered into a letter agreement with the Funds for the exchange of $533.5 million aggregate principal amount of its convertible senior notes (the “Baker Exchange Agreement”) consisting of $259 million aggregate principal amount of 0.375% convertible senior notes due November 15, 2018 (the “2018 Notes”) and $274.5 million aggregate principal amount of 1.25% convertible senior notes due November 15, 2020 (the “2020 Notes,” and together with the 2018 Notes, the “Notes”) in exchange for an aggregate of 10,610,782 shares of Common Stock (as defined below). 667, L.P., Baker Brothers Life Sciences, L.P. and 14159, L.P. exchanged $25,000,000, $228,326,000 and $5,674,000 2018 Notes in exchange for 491,338, 4,487,412 and 111,514 shares of Common Stock (as defined below), respectively and $25,000,000, $243,450,000 and $6,050,000 2020 Notes in exchange for 502,779, 4,896,067 and 121,672 shares Common Stock (as defined below), respectively

The shares of the common stock of the Issuer (“Common Stock”) issued in exchange for the Notes represent the number of shares into which the Notes were convertible together with an additional negotiated number of shares. The Funds agreed as part of the Baker Exchange Agreement that the aggregate principal amount and all accrued unpaid interest on the Notes will be cancelled in connection with the exchange.

On February 17, 2017, the Issuer entered separately negotiated agreements (“Exchange Agreements”) with a limited number of holders of the 2018 Notes and 2020 Notes pursuant to which such holders agreed to exchange $86,764,000 in aggregate principal amount of 2018 Notes and $73,724,000 in aggregate principal amount of 2020 Notes for the shares of Common Stock into which such 2018 and 2020 notes were convertible, aggregating 3,100,708 and 25,074 additional shares of Common Stock and approximately $7.5 million in cash.

The Issuer expects to complete the exchanges on February 23, 2017.

On December 30, 2016 Julian C. Baker received 189 shares of Common Stock in lieu of quarterly cash director’s compensation. Julian C. Baker is a Director of the Issuer. In connection with his service on the Issuer’s Board, Julian C. Baker holds options to purchase Common Stock of the Issuer (“Stock Options”), Common Stock and Common Stock received from the exercise of Stock Options as disclosed in previous amendments to this Schedule 13D.

Julian C. Baker serves on the Issuer’s Board of Directors (the “Board”) as a representative of the Funds. The policy of the Funds and the Adviser does not permit employees or principals of the Adviser to receive compensation for serving as a director of the Issuer. Therefore, Julian C. Baker has no pecuniary interest in the Stock Options, Common Stock or Common Stock received from the exercise of Stock Options received as directors’ compensation. The Funds are instead entitled to the pecuniary interest in the Stock Options, Common Stock and Common Stock received from the exercise of Stock Options received as directors’ compensation.

The Adviser has voting and investment power over the Stock Options, Common Stock and Common Stock underlying such Stock Options and Common Stock received from the exercise of Stock Options by Julian C. Baker received as directors’ compensation. The Adviser GP, and Felix J. Baker and Julian C. Baker as principals of the Adviser GP, may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of the Stock Options, Common Stock, Common Stock received from the exercise of Stock Options and Common Stock underlying such Stock Options held by Julian C. Baker received as directors compensation.

The Funds hold securities of the Issuer for investment purposes. The Reporting Persons or their affiliates may purchase additional securities of the Issuer or dispose of securities in varying amounts and at varying times depending upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of shares of Common Stock or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board of Directors and management of the Issuer, the availability and nature of opportunities to dispose of securities of the Issuer and other plans and requirements of the particular persons. The Reporting Persons may discuss items of mutual interest with the Issuer, which could include items in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and they may make suggestions to the management of the Issuer regarding financing, and may acquire additional securities of the Issuer, including shares of Common Stock (by means of open market purchases, privately negotiated purchases, exercise of some or all of the Stock Options (as defined below), or otherwise) or may dispose of some or all of the securities of the Issuer, including shares of Common Stock, under their control.

Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 19 are incorporated herein by reference. Set forth below is the aggregate number of shares of Common Stock directly held by each of the Funds and the percentage of the Issuer’s outstanding shares of Common Stock such holdings represent. The information set forth below is based upon 189,408,381 shares of the Issuer’s Common Stock outstanding as of February 7, 2017, as reported in the Issuer’s 10-K filed on February 14, 2017 along with 13,736,564 shares of Common Stock issued as part of Exchange Agreements as reported in the Issuer’s 8-K filed on February 21, 2017 and 170,000 shares of Common Stock underlying 170,000 options. Such percentage figures are calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

Holder	Shares of Common Stock	Percent of Class Outstanding
667, L.P.	4,277,539	2.1%
Baker Brothers Life Sciences, L.P.	29,065,235	14.3%
14159, L.P.	690,677	0.3%
Total	34,033,451	16.7%

The Adviser GP, Felix J. Baker and Julian C. Baker as principals of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds, and may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of such securities.

Each of the Adviser, the Adviser GP, Felix J. Baker and Julian C. Baker disclaims beneficial ownership of the securities held by each of the Funds, and this Amendment No. 19 shall not be deemed an admission that any of the Adviser, the Adviser GP, Felix J. Baker or Julian C. Baker is the beneficial owners of such securities for purposes of Section 13(d) or for any other purpose, except to the extent that any such Reporting Persons actually exercises voting or dispositive power with respect to such securities.

Julian C. Baker and Felix J. Baker are also the sole partners of FBB and the sole managers of FBB2, and as such may be deemed to be beneficial owners of securities owned by FBB and FBB2 and may be deemed to have the power to vote or direct the vote and dispose or direct the disposition of those securities.

(c) The disclosure regarding the exchange of the Notes pursuant to the Baker Exchange Agreement in Item 4 is incorporated by reference herein. Except as disclosed herein or in any previous amendments to this Schedule 13D, none of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past 60 days.

(d) Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Brothers Life Sciences Capital (GP), LLC.

Certain securities of the Issuer are held directly by 14159, a limited partnership the sole general partner of which is 14159 Capital, L.P., a limited partnership the sole general partner of which is 14159 Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of 14159 Capital (GP), LLC.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Item 6 of this Schedule 13D is hereby supplemented and amended, as the case may be, as follows:

The disclosure in Item 4 is incorporated by reference herein.

The Baker Exchange Agreement is filed as Exhibits 99.1 and is incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.

Exhibit	Description
99.1	Baker Exchange Agreement, dated February 17, 2017, by and between Incyte Corporation, 667, L.P., Baker Brothers Life Sciences, L.P. and 14159, L.P. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on February 21, 2017).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 22, 2017

BAKER BROS. ADVISORS LP

By:	Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker

FBB Associates

By:	/s/ Julian C. Baker
Name: Julian C. Baker
Title: Partner

FBB2, LLC

By:	/s/ Julian C. Baker
Name: Julian C. Baker
Title: Manager